

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 4, 2010

David A. Tenwick
Chairman of the Board
AdCare Health Systems, Inc.
5057 Troy Road
Springfield, OH  45502-9032

> **Re:    AdCare Health Systems, Inc.
> Form S-3
> Filed May 4, 2010
> File No. 333-166488**

Dear Mr. Tenwick:

We have reviewed your amended filing and response letter dated May 28, 2010, and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Selling Securityholders, page 12

Common Stock/Restricted Stock Table, page 16

1. We note your response and revised disclosure in reply to comment one in our letter dated May 10, 2010.  It appears from your disclosure that the transaction you intend to register relating to the 63,520 shares under the 2004 Stock Option Plan and the 40,200 shares under the 2005 Stock Option Plan is the initial sale of such shares <u>by the company</u> (i.e., the issuance of shares by the company upon exercise of the stock option), not the later resale of such securities by a selling securityholder.  Therefore, revise your prospectus to remove these shares from your selling securityholders table and disclose this transaction in the portion of your prospectus relating to the information concerning the benefit plans required by Form S-8 (page 34).  Also, revise your registration statement and legal opinion to account for any changes in your offering description.  If you intend to register the later resale of such shares after they are issued by the company, refer to Part C. of Form S-8 for relevant guidance.

Incorporation of Certain Information by Reference, page 34

2.  We note your revised disclosure in response to comment four in our letter dated May 10, 2010.  Please note that Item 12(a)(2) of Form S-3 requires that you specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report on Form 10-K.  In this regard, we note that while you reference the Form 10-Qs from fiscal year 2009, you do not incorporate by reference the most recent Form 10-Q filed May 17, 2010.  Please revise accordingly.  Also, for guidance on how to incorporate by reference filings made after the date of your next amendment but prior to effectiveness, see Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

*       *       *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy

for Larry Spirgel
Assistant Director

cc:     via facsimile at (614) 221-0216
        Michael A. Smith, Esq.
        (Carlile Patchen & Murphy LLP)